Exhibit 99.1

Quarterhill Inc.

Annual Information Form

For the Year Ended December 31, 2017

March 1, 2018

Table of Contents

General Matters	3
Forward-Looking and Other Statements	3

Glossary of Certain Terms	5

1. Corporate Structure	6
2. Intercorporate Relationships	6
3. General Development of the Business	6
Overview	6
4. Description of the Business	9
Risk Factors	15
5. Dividends	31
6. Capital Structure	32
Common Shares	32
Special Preferred Shares	33
Preferred Shares	33
7. Market for Securities	33
Trading Price and Volume of Common Shares	33
8. Directors and Officers	34
Directors	34
Executive Officers	36
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	37
9. Audit Committee Information	38
Audit Committee Charter	38
Composition	38
Education and Experience	38
Pre-approval of Non-Audit Services	39
10. Legal Proceedings	40
11. Interests in Material Transactions	40
12. Transfer Agent and Registrar	40
13. Material Contracts	40
14. Interests of Experts	41
15. Additional Information	41

Appendix “A” – Audit Committee Mandate	42

General Matters

In this Annual Information Form, unless otherwise noted or the context otherwise indicates, the terms “we”, “us”, “our” and “Quarterhill” refer to Quarterhill Inc. and our subsidiaries.

In this Annual Information Form, references to “Common Shares” refer to the common shares in the capital of Quarterhill and references to the “Board” refer to Quarterhill’s Board of Directors.

Unless otherwise specified, all information in this Annual Information Form is presented at March 1, 2018 and references to specific years are to our fiscal years ended December 31.

Unless otherwise indicated, all financial information in this Annual Information Form is reported in United States dollars.

Market data and industry forecasts used in this Annual Information Form were obtained from various publicly available sources. Although we believe these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

“Quarterhill”, “Wi-LAN”, “WiLAN”, “International Road Dynamics” and “VIZIYA” are some of our trade names and “Wi-LAN” is a registered trade-mark in Canada and the United States. This Annual Information Form also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

Forward-Looking and Other Statements

From time to time, we may make written or oral forward-looking statements within the meaning of certain Canadian and/or US securities laws, including the “safe harbor” provisions of the US Private Securities Litigation Act of 1995 and applicable Canadian securities legislation. We may make forward-looking statements in this Annual Information Form, in other filings with Canadian securities regulators or with the US Securities and Exchange Commission, in reports to shareholders and in other communications.

Forward-looking statements in this Annual Information Form include, without limitation, statements relating to our financial performance objectives, vision and strategic goals and the outlook and priorities for our businesses. The forward-looking information contained in this Annual Information Form is presented to assist readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for any other purposes. Forward-looking statements are sometimes identified by words such as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “forecast”, “goal”, “intend”, “plan”, “project” and similar expressions of future or conditional verbs such as “will”, “may”, “could”, “should” or “would”. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any assumptions underlying those statements or information, are all forward-looking.

The forward-looking statements in this Annual Information Form are based on management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes may be appropriate in the circumstances.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks (including those which may arise in the future), uncertainties and other factors, all of which give rise to the possibility that our predictions, forecasts, projections, expectations and/or conclusions may not prove to be accurate, that our assumptions may not be correct and/or that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations contained in those statements. These risk factors, many of which are beyond our control and effects of which can be difficult to predict, include the factors more fully described under the heading “Risk Factors” in this Annual Information Form.

We also caution that the list of risk factors referenced above is not exhaustive and other factors could also adversely affect our results. If relying on any of our forward-looking statements to make decisions with respect to us or our Common Shares, investors and others should carefully consider the risk factors referenced above and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that we may make from time to time or that may be made on our behalf.

Glossary of Certain Terms

In addition to the terms defined in the body of this Annual Information Form, the following terms used in this Annual Information Form have the meanings set forth below unless otherwise specified.

“Adjusted EBITDA” means Quarterhill’s net income (loss) from continuing operations for any indicated period before: (1) income taxes; (2) finance expense or income; (3) amortization and impairment of intangibles; (4) special charges and other one-time items; (5) depreciation of property, plant and equipment; (6) effects of deleted deferred revenue; (7) the effects of fair value step up in inventory acquired; (8) stock-based compensation; (9) foreign exchange (gain) loss; and (10) equity in earnings and dividends from joint ventures.

“Amalgamated Subsidiaries” means the CBCA companies 8540098 Canada Inc., 8568545 Canada Inc., 8631654 Canada Inc., Maple Vision Technologies Inc., Quarterhill Inc. (prior to June 1, 2017), Treehouse Avatar Technologies Inc. and Wi-LAN Canada Inc.

“CBCA” means the Canada Business Corporations Act.

“ERP” means enterprise resource planning.

“iCOMS” means iCOMS Detections S.A.

“International Road Dynamics” means International Road Dynamics Inc.

“IOT” means the “Internet-of-things”.

“Nasdaq” means the Nasdaq Global Select Market.

“New WiLAN” means the CBCA corporation Wi-LAN Inc. existing on and following June 1, 2017 that was, prior to June 1, 2017, named 8540578 Canada Inc.

“Old WiLAN” means the CBCA corporation Wi-LAN Inc. as it was prior to June 1, 2017 before its amalgamation with the Amalgamated Subsidiaries.

“Option Plan” means Quarterhill’s 2011 Share Option Plan.

“Polaris” means Polaris Innovations Limited.

“SEC” means the U.S. Securities and Exchange Commission.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“VIZIYA” means, collectively, VIZIYA Corp., 2566990 Ontario Inc. and Perun Corp.

1.Corporate Structure

Quarterhill was formed under the CBCA on June 1, 2017 by the amalgamation of Old WiLAN with the Amalgamated Subsidiaries. Prior to June 1, 2017, each of the Amalgamated Subsidiaries was a wholly-owned subsidiary of Old WiLAN.

Old WiLAN was continued as a corporation under the CBCA on August 2, 2007 and was amalgamated with Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. under the CBCA on October 1, 2009. Old WiLAN was originally incorporated under the Business Corporations Act (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles of incorporation to change its name to “Wi-LAN Inc.” on October 29, 1992. On October 3, 1994, Old WiLAN amended its articles to remove the prohibition on inviting the public to subscribe for its securities and, on March 24, 1998, amended its articles to remove its remaining private company restrictions and to reorganize its share capital.

Our head and registered office is located at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, Canada.

We maintain a website at www.quarterhill.com and our operating subsidiaries also maintain their own websites. None of the information on any of these websites is or should be considered part of, or incorporated by reference into, this Annual Information Form.

2.Intercorporate Relationships

Quarterhill has the following significant subsidiaries: New WiLAN, incorporated under the CBCA; Polaris, incorporated under the Companies Act of the Republic of Ireland and a direct subsidiary of New WiLAN; Wi-LAN Technologies Inc., incorporated under the General Corporation Law of the State of Delaware and a direct subsidiary of New WiLAN; VIZIYA Corp. incorporated under the Business Corporations Act (Ontario); and International Road Dynamics incorporated under the CBCA. Each of these subsidiaries is directly or indirectly wholly-owned by Quarterhill.

3.General Development of the Business

Overview

Quarterhill is a Canadian company listed on the Nasdaq (Nasdaq: QTRH) and the TSX (TSX: QTRH) focussed on being a disciplined acquirer and manager of established technology companies that will operate alongside our existing patent monetization business, New WiLAN and, thereby, generating consistent profits with a diverse offering of products and services worldwide.

Our strategy is to acquire and operate financially attractive niche technology companies including those in the vertical market software and solutions markets that service large and stable industries and those in the intelligent industrial systems markets such as technology-enabled companies serving converging industries including transportation industries.

We are focusing our business on building a consistently profitable company through the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other considerations.

Significant Developments 2017

On December 4, 2017, we announced the appointment of Douglas Parker as President & Chief Executive Officer of Quarterhill, effective January 1, 2018, and that he would be expected to join the Board later in 2018. We also announced that Mr. Parker would succeed Shaun McEwan who had been our interim Chief Executive Officer since April 17, 2017 and that Mr. McEwan would return to his prior position as Quarterhill’s Chief Financial Officer effective January 1, 2018.

On October 2, 2017, we announced our consolidated revenue for the three-month period ended September 30, 2017 was expected to be in the range between $72.5 to $82.5 million with Adjusted EBITDA for the same period expected to be in the range between $50.0 and $56.0 million.

On September 29, 2017, we announced that we had entered into a new comprehensive license agreement with Samsung Electronics Co., Ltd. expanding upon patent rights previously granted by Old WiLAN to Samsung in a wireless license agreement announced in 2013.

On July 18, 2017, International Road Dynamics announced that it had completed the acquisition of 100% of the issued and outstanding shares of iCOMS for an aggregate purchase price of approximately $1.1 million. iCOMS is a Brussels, Belgium based intelligent transportation systems company specializing in the design and manufacture of radar microwave detectors and equipment to detect and count vehicles, bicycles and pedestrians in urban intersections – iCOMS is being integrated into our business as a direct subsidiary of International Road Dynamics.

On June 1, 2017, we changed our name from “Wi-LAN Inc.” to “Quarterhill Inc.” and announced that the Common Shares would begin trading as Quarterhill by June 6, 2017 under the ticker symbol “QTRH” on both the Nasdaq and the TSX.

On June 1, 2017, we also acquired 100% of the issued and outstanding common shares of International Road Dynamics for an aggregate purchase price of approximately CDN$63.5 million. International Road Dynamics is a Saskatoon, Saskatchewan based company specializing in intelligent transportation systems and producing a portfolio of integrated hardware and software solutions to better detect, measure and analyze a variety of transportation challenges – additional information on International Road Dynamics is provided under the heading “Description of the Business – International Road Dynamics” below.

On May 4, 2017, Quarterhill acquired 100% of the issued and outstanding shares of VIZIYA for an aggregate purchase price of up to approximately CDN$40.5 million, with nearly 60% of the purchase price paid on closing the balance subject to certain earn out provisions based on the

VIZIYA business meeting specific financial targets. VIZIYA is a software and services provider whose products and services help companies in physical asset intensive industries optimize their asset performance and “uptime” – additional information on VIZIYA is provided under the heading “Description of the Business – VIZIYA” below.

On April 17, 2017, in connection with the transformation of our business into a growth-oriented, diversified technology focused company operating alongside our then patent licensing business, Paul McCarten, the Chairman of the Board, became Quarterhill’s Independent Lead Director, James Skippen, our then President and Chief Executive Officer became Executive Chairman of the Board, Shaun McEwan, Quarterhill’s then Chief Financial Officer became our Interim Chief Executive Officer and Steve Thompson, our then Vice-President, Finance became Quarterhill’s Interim Chief Financial Officer.

Significant Developments 2016

On December 6, 2016, Old WiLAN announced the acquisition of a portfolio of patents related to semiconductor process technologies used in the manufacture of semiconductor devices from GLOBALFOUNDRIES Inc. and originally developed by International Business Machines Corporation.

On December 6, 2016, Old WiLAN announced the acquisition of a portfolio of patents related to various elements of electrophotography and other printing technologies from Eastman Kodak Company.

On October 13, 2016, International Road Dynamics announced the launch of its VectorSense® Tire Sensor Suite and related Vehicle Information-In-Motion™ Traffic Data Collection system, developed to help highway and roadway authorities obtain traffic and vehicle data including tire width and axle configuration.

On April 1, 2016, Old WiLAN announced that it had entered into an agreement with Taiwan Semiconductor Manufacturing Company Ltd. granting licenses to certain Polaris and Old WiLAN patents relating to semiconductor process technology for TSMC’s foundry services and transferring up to 400 patents and/or patent applications from WiLAN to TSMC.

On February 23, 2016, Old WiLAN announced the formation of a partnership with Dominion Harbor Group pursuant to which Dominion Harbor Group would acquire certain patents from Old WiLAN to be managed by the Monument Bank of Intellectual Property for investment in promising start-up companies.

Significant Developments 2015

On November 4, 2015, Old WiLAN announced that it had acquired over 3,300 patents from Freescale Semiconductor Inc.

On November 4, 2015, Old WiLAN announced that Jim Skippen, its President and Chief Executive Officer, had agreed to postpone his previously announced intention to retire from Old WiLAN and that the Board had reduced Old WiLAN’s annual dividend from CDN$0.21 per

Common Share to CDN$0.05 per Common Share, subject to any future dividends being subject to ongoing evaluation and approval by the Board on a quarterly basis.

On June 2, 2015, Old WiLAN announced that Polaris had acquired over 7,000 patents and patent applications from Infineon Technologies AG that had been developed by Qimonda AG, Infineon and their predecessor company Siemens AG. These patents were acquired for consideration of approximately €30,000,000.

On June 2, 2015, Old WiLAN also announced that Samsung Electronics Co., Ltd. had entered a multi-year license with Polaris, relating to the former patent portfolio of Qimonda AG purchased by Polaris from Infineon.

4. Description of the Business

In 2017, Quarterhill began a transition away from a singular reliance on Old WiLAN’s patent monetization business towards becoming, over time, a disciplined acquirer and manager of established technology companies operating alongside the patent monetization business. To this end, in 2017, we transferred and assigned all of Old WiLAN’s patent monetization assets to New WiLAN, acquired each of VIZIYA and International Road Dynamics and their respective businesses and, effective January 1, 2018, hired Douglas Parker, a seasoned and experienced mergers and acquisitions executive, as our President and Chief Executive Officer to lead our new endeavours.

Today we are continuing this evolution towards our goal of acquiring and operating financially attractive niche technology companies including those in the vertical market software and solutions markets that service large and stable industries and those in the intelligent industrial systems markets such as technology-enabled companies serving converging industries including transportation industries.

Strategy

We are focusing our business on the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other material considerations.

We believe that if we increase the share of our revenue derived from recurring sources such as annual maintenance renewals, subscription revenue, hosted revenue and longer-term consulting engagements, we will also increase our cash flows and revenue stream predictability which we hope would allow us to better scale our operations to ensure that we meet our strategic mandate of operating profitably regardless of the prevailing economic market conditions and growing both organically and through acquisitions.

Our three current existing businesses are described in more detail below.

New WiLAN

As the business successor to Old WiLAN, New WiLAN is a leading technology innovation and licensing company that, through internal research and development, acquisitions from third-parties and strategic partnerships with other third-parties, has acquired patents and patent applications in many different countries, many of which it has licensed to more than 355 companies in many technology markets around the world. Both directly and through its wholly-owned subsidiaries, New WiLAN partners with third-party patent inventors and owners to unlock the value within their patents by securing licenses to these patents which the third-party patent inventors and owners would otherwise be unable to license.

VIZIYA

VIZIYA creates and licenses enterprise asset management software to help organizations with heavy asset businesses optimize asset performance and “uptime”, which software is designed to be integrated with major computerized maintenance management systems sold by such providers as Oracle Corporation (including Oracle Cloud, E-Business, PeopleSoft and JD Edwards), SAP SE, International Business Machines Corporation, J.D. Edwards World Solution Company and Infor.

Organizations in industries such as oil and gas, mining, manufacturing, pharmaceuticals, food and beverage, power generation, among others, rely heavily on physical plants containing numerous dedicated pieces of equipment, or physical assets, to run their respective businesses. To manage these physical assets over their predicted lifetimes, dedicated enterprise asset management software solutions are used by the owners of these physical assets to coordinate every aspect of any such physical asset-intensive organization.

VIZIYA’s software solutions work together with these dedicated enterprise asset management software solutions to optimize the performance and “uptime” of physical assets to help VIZIYA’s customers achieve production targets, control costs and manage safety and compliance through maximum physical asset utilization.

International Road Dynamics

International Road Dynamics is one of the world’s leading providers of integrated systems and solutions for the global intelligent transportation systems industry (the “ITS Industry”), producing a portfolio of integrated hardware and software solutions to better detect, measure and analyze a variety of transportation challenges.

The ITS Industry is a global market focused on improving the mobility, enhancing the safety, increasing the efficiency and reducing the environmental impact of, highway and roadway transportation systems. International Road Dynamics has established a network of operations, relationships and installed systems in strategic geographic regions around the world using its technologies including its Weigh-In-Motion and vehicle measurement technologies that detect, classify and weigh vehicles at highway speeds.

International Road Dynamics’ product offerings include automated systems for commercial vehicle operations at truck weigh stations, border crossings, highway traffic data collection and highway toll collection systems around the world for such customers as government transportation agencies, traffic engineering consultants and operators, city and municipal agencies, concessionaires, and industrial, mining and transportation companies.

Products and Services

New WiLAN’s service offerings have historically been focussed on monetizing patents, both its own and those provided by third parties for New WiLAN to monetize on their behalf, by way of granting time-limited licenses to third parties to use the technologies covered by those patents. More recently, New WiLAN has also entered into an agreement establishing an annual subscription basis for its licensee to obtain rights to patents acquired in the future and to potentially partner on new patent acquisitions.

VIZIYA’s software products are designed to enhance each step of enterprise asset maintenance workflow. VIZIYA’s WorkAlign® product suite consists of the following integrated products which can be purchased individually or as part of the full suite:

•	“Scheduler” manages customers’ maintenance workload and ensures critical work is only scheduled for the appropriate assets, at the appropriate time and is planned with the appropriate resources;
•	“IIoT” connects customers’ real-time sensor data with their computerized maintenance management systems and makes that data actionable based on customer requirements;
•

“Mobile for EAM” enhances data quality, improves safety and the overall efficiency of customers’ maintenance work process by maximizing the benefits and flexibility of customers’ enterprise asset management systems and providing access to critical information in the plant or out in the field;

•	“Maintenance Budgeting” allows for asset-based budgets to be created with real-time views of actual maintenance history and future plans;
•	“Warranty Tracker” links warranty items/assets to work orders, automates warranty claims for cost recovery and potential asset re-design; and
•

“Analytics”, a business information system consisting of multiple dashboards and analytics providing customers with insight into their organization’s performance and customers running different ERP solutions to have a single business information solution while streamlining the overall maintenance process and company reporting.

In addition, VIZIYA’s Global Services division provides an array of consulting services, that can help customers quickly assess their overall enterprise asset management environment, develop appropriate strategies to improve, or build “total cost of ownership” analyses.

International Road Dynamics’ products and services include automated truck weigh stations, toll road systems and equipment, traffic management and safety systems, the VectorSense® tire sensor suite and related Vehicle Information-In-Motion™ traffic intelligence system, integrated traffic control systems, permanent Weigh-In-Motion systems, portable slow speed Weigh-In-Motion systems, portable wheel load scales, traffic data collection, vehicle and axle detection equipment, automated vehicle identification among other hardware and software products and offerings.

Production and Distribution

New WiLAN’s offerings are generally by way of contracts, negotiated by highly specialized patent licensing professionals with third parties that rely on the technologies covered by the patents they license.

VIZIYA maintains regional sales offices in Australia, Belgium, the Netherlands, the United Arab Emirates, South Africa, the U.S. and Canada. Its software products are sold directly to customers through its own salesforce and is distributed to VIZIYA’s customers over the Internet from VIZIYA’s servers.

International Road Dynamics relies on direct salespeople as well as distributors and agents for sales and marketing to its customers and to sell both directly to end users and through other contractors and systems integrators. International Road Dynamics’ production facility in Saskatoon, Saskatchewan is certified to the ISO 9001:2015 standard and maintains a rigorous quality program in the design, manufacture and testing of all its products. These products are delivered and installed through the collaboration of project managers and field workers around the world.

Revenues

Our revenues are generated from our operating subsidiaries’ sales of their services and products discussed above. We measure our revenue performance based on whether our operating subsidiary’s customer is buying a license to our technology, is buying hardware products and systems, is buying consulting services or is paying recurring amounts based on prior sales. As such, our revenues are measured in 4 categories: license revenues; systems revenues; services revenues; and recurring revenues.

We have determined that we operate in 3 business segments providing technology licensing, intelligent transportation systems and asset maintenance solutions as we currently review our operating results, assess our performance, make decisions about resources and generate discrete financial information for each of these segments. The following table provides revenue information by revenue source for fiscal 2017 and 2016:

Revenues
	Year Ended December 31,
	2017		2016
	Amount (thousands)	Percentage of Total Revenues	Amount (thousands)	Percentage of Total Revenues
Licensing	$101,553	75%	$87,765	94%
Systems	$17,641	13%	$0	0%
Services	$2,086	2%	$0	0%
Recurring	$13,431	10%	$5,111	6%
Totals	$134,711	100%	$92,876	100%

License revenues are derived from licenses granted to our customers by New WiLAN and VIZIYA (approximately 97% and 3% respectively for fiscal 2017; prior to May 4, 2017 100.00% of such revenues were generated by Old WiLAN). All of our systems revenues derive from the provision of intelligent transportation systems by International Road Dynamics. 100.00% of our services revenues are principally comprised of software implementation services from VIZIYA. Our recurring revenues relate to running royalties generated by New WiLAN (approximately 16% in fiscal 2017 and 100.00% in fiscal 2016), hardware and software maintenance services provided by International Road Dynamics (approximately 70% in fiscal 2017) and software maintenance services provided by VIZIYA (approximately 14% in fiscal 2017).

Research and Development

New WiLAN and its predecessor, Old WiLAN, have a long history of internally developing and patenting inventions that have proven of great value to third-parties. One of New WiLAN’s key strategies is to continue to strengthen its global patent portfolio to sustain long-term revenue opportunities and associated growth by adding to both its internally developed and externally acquired patents by internally developing and filing continuances to those patents.

VIZIYA develops its software products in house at its facility in Hamilton, Ontario, Canada.  Additionally, its integrations to such major ERP vendors as Oracle, SAP and IBM are developed by VIZIYA using application programming interface-based integrations using public interfaces provided by these vendors. All such development work is conducted by VIZIYA personnel, including sustaining development (technical support and error correction), the development of new features and new releases and the creation of new products.

International Road Dynamics has an active program of research and development working to advance the functionality of its existing products and systems and relies upon a combination of internal and contracted resources to enhance the quality and features of its existing products and systems and to develop new systems, all with the goal of achieving a growing market share in the global ITS Industry. International Road Dynamics’ research and development investments cover a range of product advancements including improving the availability of new products such as the VectorSense® Tire Sensor Suite and the related Vehicle Information-In-Motion™ Traffic Intelligence System which were introduced in 2017.

Specialized Skill and Knowledge

We and our operating subsidiaries have workforces with highly specialized skills and knowledge in such diverse areas as engineering, manufacturing, logistics, software programming, research and development, project management, sales and marketing, licensing, corporate development, law, administration and finance and other areas.

Competition

Both Quarterhill and each of our operating subsidiaries face varying levels of competition in their specific businesses and unique markets.

New WiLAN’s business is relatively unique in that patents, by their nature, should not be subject to competition as such, although New WiLAN can often face challenges in that prospective licensees may not always focus on the value offered by New WiLAN’s various patent portfolios and, consequently, delay taking a license. In addition, New WiLAN faces competition from other technology companies in acquiring additional patents for its monetization activities.

VIZIYA designs and develops its products to enhance ERP vendors’ solutions and maintains strong partnerships with these vendors. Each major ERP vendor creates and maintains an ecosystem surrounding their solution and VIZIYA maintains a leading role within each of these ecosystems and appears to be unique in that its suite of products functions across all such ecosystems. In each individual ERP vendors’ community, however, there are competitors, from small independent consultants to private equity-backed international companies, who offer products which could be considered competitive to selected VIZIYA offerings.

International Road Dynamics faces competition in the United States and Canada from systems integrators and sensor companies operating in the ITS Industry. In overseas markets, various multi-national companies and other local technology companies compete with International Road Dynamics’ offerings. International Road Dynamics is, however, the largest company in the Weigh-In-Motion market, with a well established international reputation and history, and has developed a dominant position in the ITS Industry, particularly in North America.

Intellectual Property

We and our operating subsidiaries rely on a combination of contractual provisions and patent, copyright, trademark and related intellectual property laws to protect our proprietary rights in the markets in which we conduct business around the world. Typically, we license the use of our products (including our patents) to our customers instead of transferring title to such products, although we have and will continue to sell, transfer and assign patents to customers in the appropriate circumstances. Our licenses generally contain terms and conditions limiting our customers’ rights and their ability to interfere with our licensing other third parties.

Intellectual property in VIZIYA’s software products consists of the products themselves and certified integration with VIZIYA’s ERP vendors.

With respect to software licensed to their customers by VIZIYA and International Road Dynamics, the source code versions of such products are protected as trade secrets and unpublished copyright works to the extent possible in the markets in which these products are licensed.

Certain of International Road Dynamics’ products are subject to patent protection in certain countries.

Quarterhill and our operating subsidiaries require all of our employees and consultants to enter into non-disclosure, confidentiality and intellectual property assignment agreements as a condition of employment or consulting, as applicable.

Cycles

New WiLAN’s business operations are not generally subject to cyclical or seasonal pressures, although such pressures affecting the technology industry as a whole can often affect New WiLAN’s revenues and ability to sign licenses.

VIZIYA’s business operations often follow its large customers’ fiscal calendars, having typical peaks during November/December, and troughs during the summer months.

Because many of International Road Dynamics’ product offerings depend on outdoor installation, seasonal weather conditions in North America in particular may impact installation work for certain projects resulting in the first quarter of any given fiscal year (including most of winter in North America) to often be the weakest quarter for revenues, with the third quarter of any given fiscal year (including and immediately following summer in North America) generally being the time when many projects are the most active.

Foreign Operations

Although Quarterhill’s operations are primarily focused on North America, New WiLAN also conducts it business operations in Asia and Europe, VIZIYA also conducts its operations in Asia, Australia, Europe, North America and South Africa and International Road Dynamics also conducts its operations in Asia, Central America, Europe and South America.

For fiscal 2017, approximately 55% of our revenues arose in Korea, 27% in United States and 6% in Taiwan. One New WiLAN customer accounted for greater than 10% of our total revenues in 2017. For more details, please see Note 18 entitled “Segment Reporting” included in our consolidated financial statements for the year ended December 31, 2017 as filed and available on SEDAR at www.sedar.com.

Employees

At December 31, 2017, we had 393 employees worldwide with 5 employees in Quarterhill, 41 employees in New WiLAN, 60 employees in VIZIYA and 287 employees in International Road Dynamics.

Reorganization

On June 1, 2017, Old WiLAN sold, assigned and transferred all of its patent licensing assets to New WiLAN and, immediately upon such sale, assignment and transfer, amalgamated with the Amalgamated Subsidiaries under the CBCA to form Quarterhill.

Risk Factors

Quarterhill and our operating subsidiaries operate in ever-changing business and competitive economic environments that expose us to a number of risks and uncertainties, including the risk factors described below. The risks and uncertainties described below are not, however, the only risks we face; we may also be subject to additional risks and uncertainties that are currently unknown or not currently deemed material to our respective business operations. If any of the risks or uncertainties we and our operating subsidiaries face were to occur, they could materially affect our future operating results and could cause actual events to differ materially from those which we expect or that we have described in our forward-looking statements.

Any of the matters described under this “Risk Factors” section could have a material adverse effect on our businesses, results of operations and financial condition, in which case the trading price of the Common Shares could decline, and a holder of Common Shares could lose all or a part of their investment. Please also see the “Forward Looking and Other Statements” section of this Annual Information Form.

We may not be able to execute our corporate strategy.

Our strategic priorities are generally described under the heading “Description of the Business – Strategy” above in this Annual Information Form and have recently changed with the transition to our business as an acquirer and manager of established technology companies. As with any undertaking like Quarterhill and our transition, there is inherent risk associated with the successful implementation and execution of our strategic priorities. If we are unable to successfully implement and execute our strategic priorities, there could be a material and adverse effect on our businesses, results of operations and financial condition.

We may not be able to sustain profitability in the future. If we do not maintain profits our share price may decline.

As we continue to grow our businesses, our operating expenses and capital expenditures may increase, and as a result, we will need to generate additional revenue to maintain profitability. If our revenues decline, we may not be able to sustain profitability because many of our expenses are fixed in the short term and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect our businesses.

We may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance shareholder value.

As part of our strategy, we have sought and will continue to seek acquisition candidates relating to, or complementary to, our current strategic focus. Ultimately, any acquisitions would be accompanied by risks.

We cannot be certain that we will be able to identify suitable acquisition candidates that are available for purchase at reasonable prices and we may fail to select appropriate acquisition targets. Even if we can identify appropriate acquisition candidates, we may be unable to consummate an acquisition on suitable terms. We have and will likely continue to have competition for acquisition candidates from other parties including those that have greater resources or are willing to pay higher purchase prices. When evaluating an acquisition opportunity, we may not correctly identify the risks and costs inherent in the business that we are acquiring. If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources may be used or we may have to seek additional financing to complete such acquisitions.

We plan to acquire other companies generally using our existing free cash flow to fund such acquisitions. If our existing businesses are unable to generate sufficient free cash flows to successfully fund our acquisition strategy at any time or from time to time, we may be unable to complete one or more such acquisitions. If we choose to raise debt capital to finance any acquisition, our leverage will be increased. If we choose to use equity as consideration for acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any acquisition with our existing resources.

As a part of our acquisition strategy, we may utilize a strategy where a portion of the purchase price is paid at closing, while the remaining portion of the purchase price is subject to the target successfully completing performance metrics within an earn-out period after the closing of the acquisition. These potential earn-out payments are contingent payments and while we believe we will have the required funds to satisfy these contingent payments, if earned, there can be no assurance that we will have the required funds at the applicable point in time. If we are unable to satisfy these contingent payments, this may have a material adverse impact on us and we may be exposed to litigation.

We may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization. Any integration of the acquired business or assets may disrupt our ongoing businesses and our relationships with employees, suppliers, contractors and other stakeholders. The diversion of management’s time and attention during the transaction and subsequent integration may be significant.

We cannot assure that any acquisitions or business arrangements completed will ultimately benefit our business. Furthermore, there can be no assurance that we would be successful in overcoming the risks identified above or any other problems encountered in connection with such acquisitions.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. We may not be able to manage such expansion effectively and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses.

We may acquire contingent liabilities through acquisitions that could adversely affect our operating results.

We may acquire contingent liabilities in connection with acquisitions we have completed, which may be material. Although management uses its best efforts to estimate the risks associated with these contingent liabilities and the likelihood that they will materialize, their estimates could differ materially from the liabilities actually incurred.

Our operating structure may expose us to unique risks.

We are a holding company that conducts operations through Canadian and foreign subsidiaries, and a significant portion of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.

We need qualified personnel to manage and operate our various businesses.

In our decentralized business model, we need qualified and competent management to direct day-to-day business activities of our operating subsidiaries. Our operating subsidiaries also need qualified and competent personnel in executing their business plans and serving their customers, suppliers and other stakeholders. Changes in demographics, training requirements and the unavailability of qualified personnel could negatively impact one or more of our operating subsidiaries’ abilities to meet demands of customers to supply goods and services. Recruiting and retaining qualified personnel is important to all our operations. Although we believe we have adequate personnel for our current business environment, unpredictable increases in demand for goods and services may exacerbate the risk of not having sufficient numbers of trained personnel, which could have a negative impact on our operating results, financial condition and liquidity.

Our ability to recruit and retain management and other qualified personnel is crucial to our business operations.

Our future success depends on the continued efforts and abilities of our senior management team. Their skills, experience and industry contacts significantly benefit us. Although we have employment agreements with members of our senior management team, they or our other key employees may not choose to remain employed by us. If we lose the services of one or more of these individuals, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed.

Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management personnel. Competition for such personnel can be intense and we cannot provide assurance that we will be able to attract or retain highly qualified personnel in the future.

Stock options can comprise an important component of our compensation of key employees, and if the market price of the Common Shares declines, it may be difficult to recruit and retain key employees due to the related decline in value of any options to purchase Common Shares. In addition, pursuant to the rules of the TSX, our unallocated options require periodic approval from shareholders to continue to be available for grant under our Option Plan. TSX rules and/or the size of our option pool may limit our ability to use equity incentives to recruit and retain key employees.

Another important component of our compensation of its key employees is restricted stock units, which are rights granted to employees and Board members that, upon vesting over 3 years, pay out the cash market value of Common Shares equal to the number of vested restricted stock units on the date of vesting. Because the value of restricted stock units is tied to the market price of Common Shares, if the market price of the Common Shares declines, restricted stock units hold less and less value. Consequently, the attractiveness of restricted stock units to current or prospective employees may also be significantly reduced if the market price of Common Shares declines.

Our inability to attract and retain the necessary management personnel may adversely affect our future growth and profitability. We may need to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

Increased pressures on our existing personnel may create risk to our organization.

As we transition into our new strategic priorities, the growth and implementation of our new business plan has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to further expand our overall businesses, headcount and operations. Operating a North American organization and managing a geographically dispersed workforce will require substantial management effort and may require significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures which we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular period.

We may suffer from reputational risk.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views relating to us, our operating subsidiaries and our respective activities, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to our and our operating subsidiaries’ overall abilities to advance our respective products and services with customers, thereby having a material adverse impact on our businesses, financial performance, financial condition, cash flows and growth prospects.

Competition and technology may erode our business franchises and result in lower earnings.

Each of our operating businesses faces significant competitive pressures within the markets in which they operate. While we manage our businesses with the objective of achieving long-term sustainable growth by developing and strengthening competitive advantages, many factors, including market and technology changes, may erode or prevent the strengthening of competitive advantages. Accordingly, future operating results will depend to some degree on whether our operating subsidiaries are successful in protecting or enhancing their competitive advantages. If our operating businesses are unsuccessful in these efforts, our periodic operating results in the future may decline.

Deterioration of general economic conditions may significantly reduce our operating earnings and impair our ability to access capital markets at a reasonable cost.

Our operating subsidiaries are subject to normal economic cycles affecting the economy in general and/or the industries in which they operate. If the economy deteriorates for a prolonged period, one or more of our significant operations could be materially harmed. In addition, we may utilize debt as a component of our or our operating subsidiaries’ respective capital structures. This will depend on having access to borrowed funds through the capital markets at reasonable rates. If access to the capital markets is restricted or the cost of funding increases, these operations could be adversely affected.

Our operating subsidiaries may be faced with intellectual property claims.

Certain third parties have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by our operating subsidiaries in their respective products, services and technologies. Some of these patents may grant very broad protection to their owners. We cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require any of our operating subsidiaries to alter their respective technologies, obtain licenses or cease certain activities. We or our operating subsidiaries may become subject to claims by third parties alleging our respective technologies infringe their property rights. In addition, certain of our operating subsidiaries may, from time to time, provide their customers with qualified indemnities against the infringement of third party intellectual property rights which may expose these subsidiaries to vicarious liabilities from any claims made against their customers.

Misappropriation of our operating subsidiaries’ intellectual property could place them at a competitive disadvantage.

Our operating subsidiaries’ intellectual property is important to their and our success. Our operating subsidiaries rely on a combination of patent protection, copyrights, trademarks, trade secrets, license agreements, non-disclosure agreements and other contractual agreements to protect their intellectual property. Third parties may attempt to copy aspects of our operating subsidiaries’ products, services and technology or obtain information our operating subsidiaries regard as proprietary without their authorization. If our operating subsidiaries are unable to protect their intellectual property against unauthorized use by others, it could have an adverse effect on their competitive position, businesses and results of operations. In addition, our operating businesses could be required to spend significant funds and management resources could be diverted to defend their rights, which could significantly disrupt their operations.

We may be faced with litigation risks from time to time.

We and our operating subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business including, but not limited to, intellectual property disputes. We cannot reasonably predict the likelihood or outcome of these actions. Adverse outcomes in some or any of these claims may result in significant monetary damages or injunctive relief that could adversely affect our or our operating subsidiaries’ ability to conduct our respective businesses. Further, if we are unable to resolve these disputes favourably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

Our information technology faces cyber security risks.

We rely on information technology in virtually all aspects of our businesses. A significant disruption or failure of our information technology systems could result in service interruptions,

safety failures, security violations, regulatory compliance failures, an inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against our information systems could result in loss of assets and critical information and exposes us to remediation costs and reputational damage.

Although we have taken reasonable steps intended to mitigate these risks, including a business risk assessment and disaster recovery planning, a significant disruption or cyber intrusion could lead to misappropriation of assets or data corruption and could adversely affect our results of operations, financial condition and liquidity. Additionally, if we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Cyber attacks could further adversely affect our ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Political, economic, social or financial market instability or damage to or interference with our operating assets, or our customers or suppliers may result in business interruptions, lost revenue, unstable markets, increased security and repair or other costs, any of which may materially adversely affect us in ways that cannot be predicted. Any of these risks could materially affect our consolidated financial results. Furthermore, instability in the financial markets resulting from terrorism, sustained or significant cyber attacks, or war could also materially adversely affect our ability to raise capital.

Our operating subsidiaries are subject to additional risks and uncertainties.

In addition to the risks and uncertainties to which we and our business are subject, our operating subsidiaries are also subject to additional risks and uncertainties that are unique to their specific industries and/or businesses, any of which could have a material adverse effect on our businesses, results of operations and financial condition.

As a non-exhaustive list of examples of risks and uncertainties relating to our current operating subsidiaries:

•	with respect to New WiLAN:

•

licensing patents can take an extremely long time and New WiLAN is reliant on royalty payments under such licenses to generate revenues, the failure to generate which could adversely affect its operating results and cash flows;

•

New WiLAN may be required to establish the enforceability of its patents in court or through administrative proceedings to obtain material licensing revenues, which may result in certain patents being limited in scope, found to be invalid, unenforceable and/or not infringed by any specific third party, any of which could result in the loss of specific patent assets and delays in generating revenues;

•

New WiLAN’s industry is subject to increased regulatory scrutiny, political commentary and related governmental proceedings, often resulting in changes to patent or other applicable laws or in the interpretation or application of those laws, which could cause delays and difficulties in entering into license agreements and generating revenues; and

•

New WiLAN needs to acquire new patents to grow its business but may not be able to compete against others to acquire any specific patents and any such acquisition can be time consuming, complex and costly, all of which could adversely affect New WiLAN’s operating results;

•	With respect to International Road Dynamics:

•

International Road Dynamics’ trade receivables and unbilled revenues from government and private industry customers are subject to credit and non-payment risk with all private industry accounts subject to internal credit review and approval to minimize risk of non-payment and, where invoiced amounts are not secured by letter of credit, International Road Dynamics generally insures these amounts through Export Development Canada to the extent of 90% of the invoiced amount;

•

erroneous assumptions and/or estimates of project costs in the submission of tenders may result in an incorrect assessment of risks associated with any specific contract undertaken by International Road Dynamics, which could result in a loss of or lower than anticipated gross margin for any such contract;

•

unsatisfactory performance by subcontractors engaged to complete various components of a contract could result in reduced profits on that contract and result in reputational risk to International Road Dynamics; and

•

during economic recessions and/or as governments adjust their spending priorities for political reasons, transportation agencies around the world often reduce their spending to address the traffic monitoring and management issues for which International Road Dynamics’ products and services act as solutions, which could adversely affect International Road Dynamics’ operating results; and

•	with respect to VIZIYA:

•

VIZIYA’s products and services are highly technical and may contain undetected design flaws, errors, defects, security vulnerabilities and/or software bugs which could result in reputational risk to VIZIYA, lost revenue, diverted development resources and increased service costs, warranty claims and, potentially, litigation;

•

an inability to successfully and quickly develop, introduce and implement new products and services or to compete with new, disruptive product or service alternatives could reduce VIZIYA’s market share and competitive position and could reduce its revenues; and

•	some of VIZIYA’s products and services rely on or are implemented through third party technologies and if integration or incompatibility issues arise with these technologies, or access to these technologies becomes unavailable for any reason, VIZIYA’s product and service development may be delayed, adversely affecting its market share, competitive position and revenues.

As noted, the foregoing examples of risks and uncertainties to which these operating subsidiaries may be subject is not intended to be exhaustive but may provide readers of this Annual Information Form with information that could influence their decision to purchase or sell Common Shares.

Our operating subsidiaries conduct their businesses in certain foreign jurisdictions.

Our operating subsidiaries continue to pursue international growth opportunities, including in various jurisdictions in Asia, Australia, Central America, Europe, South Africa and South America. We have limited experience conducting business outside North America and we may not be aware of all the factors that may affect our operating subsidiaries and their respective businesses in foreign jurisdictions. We are subject to a number of risks associated with international business activities that may increase liability and costs, lengthen sale cycles and require significant management attention. In particular, international operations carry certain risks and uncertainties and associated costs, such as:

•	the complexities and expense of administering a business abroad;
•	complications in compliance with and unexpected changes in foreign regulatory requirements;
•	foreign laws, international import and export legislation;
•	trading and investment policies;
•	corruption, requests for improper payments or other actions that may violate applicable foreign corrupt practices laws, uncertain legal enforcement and physical security;
•	foreign currency fluctuations;
•	exchange controls;
•	tariffs and other trade barriers;
•	difficulties in collecting accounts receivable;
•	potential adverse tax consequences;
•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;
•	unauthorized copying of software;
•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and
•	other factors, depending upon the jurisdiction involved.

We and our operating subsidiaries may experience these factors in the future and these factors may have a material adverse effect on our businesses, operating results and financial condition.

We are subject to various trade policy considerations in the jurisdictions in which we and our operating subsidiaries conduct business

Our operating subsidiaries and their respective businesses are subject to government policies related to import and export restrictions and business acquisitions, support for export sales, and world trade policies including specific regional trade practices. As a result, we are exposed to risks associated with changing priorities by government and supranational agencies.

In addition, protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers, price or exchange controls, as well as potential changes to or the termination of the existing North American Free Trade Agreement among Canada, the U.S. and Mexico currently in discussion, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and could expose us to penalties, sanctions and reputational damage.

Fluctuations in foreign exchange rates impact and may continue to impact our operating expenses, potentially adversely affecting financial results.

Our functional currency is the U.S. dollar and we report our financial results in U.S. dollars. Our operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. If we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

Our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

Our revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of our future performance from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside our control, include:

•	competitive conditions in the various industries in which we and our operating subsidiaries conduct our respective businesses;

•	the discretionary nature of purchase and budget cycles of our operating subsidiaries’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions, such as mergers, acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; and

•	general weakening of the economy resulting in a decrease in the overall demand for products and services or otherwise affecting capital investment levels of our operating subsidiaries’ customers.

Our technology licensing business is characterized by a relatively small number of transactions and even minor variances in the rate and timing of issuing license agreement could cause significant fluctuations in revenues.  Our other businesses do not experience this type of revenue fluctuations although they do experience variations from period to period that could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results.

Our goodwill and intangible assets are valued at an amount that is high relative to our total assets, and a write-off of our intangible assets would negatively affect our results of operations and total capitalization.

Our total assets reflect substantial intangible assets, including goodwill. At December 31, 2017, intangible assets, including goodwill, totaled $157.5 million compared to $254.5 million of shareholders’ equity, and represented approximately 52.0% of our total assets of $303.2 million. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our goodwill and indefinite economic life intangible assets. If future operating performance at one or more of our operating subsidiaries were to fall significantly below current levels, if competing or alternative technologies emerge, if interest rates rise or if business valuations decline, we could incur a non-cash charge to operating earnings. Any determination requiring the write-off of a significant portion of goodwill or unamortized intangible assets would negatively affect our results of operations and total capitalization, the effect of which could be material.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, we announced the Board had declared a cash dividend of CDN$0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of CDN$0.0125 per Common Share on February 28, 2018 and payable on April 5, 2018 to holders of record of Common Shares at the close of business on March 23, 2018.

Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends, if any, will be made by the Board in light of our financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

Our businesses could be negatively affected because of actions of activist shareholders.

Publicly-traded companies have increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in the past few years, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations.

The Common Shares are listed on both the TSX and the Nasdaq. The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations notwithstanding our potential success in creating revenues, cash flows or earnings and, therefore, the value of the Common Shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire Common Shares.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or by securities analysts;

•	announcements of material information; and

•	other events and factors, including but not limited to the risk factors identified in this Annual Information Form.

In addition, different liquidity levels, volumes of trading, currencies and market conditions on the TSX and Nasdaq may result in different prevailing trading prices between these stock exchanges.

Because of any of these factors, the market price of the Common Shares at any time may not accurately reflect our long-term value.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect our businesses. Any adverse determination in litigation against us could also subject us to significant liabilities.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, resulting in different information publicly available to our shareholders.

We are a “foreign private issuer” under applicable U.S. federal securities laws and, as such, we are not required to comply with all periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, shareholders may not have the same information provided to shareholders of companies that are not foreign private issuers. For example, we do not file the same reports that U.S. domestic issuers file with the SEC, although we must file or furnish to the SEC the continuous disclosure documents we are required to file in Canada under Canadian securities laws. In addition, our officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on as timely a basis when our officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under corresponding Canadian insider reporting requirements may be different. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could lose our foreign private issuer status in the future if a majority of the Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system adopted by the U.S. and Canada. If we cease to be a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or applicable foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we could lose the ability to rely upon certain exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

We incur increased costs and regulatory burden and devote substantial management time because we are a public company.

As a public company, we incur increased legal, accounting and other costs not incurred by private companies. We are subject to, among other things, the U.S. Exchange Act, the rules and regulations of the Canadian Securities Administrators, the corporate governance requirements found in the U.S. Sarbanes-Oxley Act, other U.S. statutes and the related rules and regulations of the SEC, as well as the rules and regulations implemented by the Nasdaq and the TSX. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot provide assurance that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

The financial reporting obligations of being a public company in the U.S. in particular are expensive and time consuming, and place significant additional demands on management.

The obligations of being a public company in the U.S. including, in particular, Section 404 of the U.S. Sarbanes-Oxley Act and the SEC rules and regulations implementing Section 404, to all of which we are subject, require significant expenditures and place significant demands on our management. We require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of the Common Shares.

Compliance with changing regulation of corporate governance may result in additional expenses.

Changing laws, regulations, and standards relating to corporate governance and public disclosure can create uncertainty for public companies. The costs required to comply with such evolving laws are difficult to predict. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with evolving standards. This investment may result in an unforeseen increase in general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities, which may harm our operating results.

Changes in financial accounting or taxation standards, rules, practices or interpretations may cause adverse unexpected revenue and expense fluctuations which may impact our reported results of operations.

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles which are subject to interpretations by the SEC and various accounting bodies. We are also subject to various taxation rules in many jurisdictions which are generally complex, frequently changing and often ambiguous. Changes to taxation rules, changes to financial accounting standards such as the proposed convergence to international financial reporting standards, or any changes to the interpretations of these standards or rules may adversely affect our reported financial results or the way in which we conduct business. Recent accounting pronouncements and their estimated potential impact on our business are addressed in Note 2 - “Significant Accounting Policies” in the Notes to Consolidated Financial Statements.

Failure to maintain an effective system of internal controls may result in Quarterhill not being able to accurately report financial results or to prevent fraud.

We require effective internal controls to provide reliable financial reporting and effectively prevent fraud. Any system of internal control over financial reporting, regardless of how well designed, operated and evaluated, can only provide reasonable, not absolute, assurance that its objectives have been, are being or will be met. We cannot be certain that material weaknesses or significant deficiencies in internal controls may not exist or can be discovered now or in the future. Although unlikely, any such weaknesses or deficiencies could result in misstatements of our financial statements, an inability to file timely periodic reports, a decline in share price and investor confidence, or other material impacts to our businesses, reputation, results of operations, financial condition or liquidity.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

Quarterhill is incorporated under Canadian law and its principal executive offices are located in Canada. A majority of our directors and officers and our independent public accounting firm reside principally outside the U.S. and all or a substantial portion of our assets and the assets of these persons are located outside the U.S. Consequently, it may not be possible for an investor to effect service of process within the U.S. on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or other laws of the U.S. against us or those persons.

Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results are likely to vary from any publicly disclosed forecasts and these variations could be material and adverse. We may periodically provide guidance on future financial results which reflect numerous assumptions concerning expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe the assumptions underlying any such guidance and other forward-looking statements are reasonable when they are made, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. See also “Forward Looking and Other Statements”.

If our actual results vary from any announced guidance, the price of the Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

Changes to our tax assets or liabilities could have an adverse effect on our consolidated financial condition or results of operations.

The calculation of tax assets and liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the U.S. Internal Revenue Service and other taxing jurisdictions on various tax matters, including challenges to various positions adopted in our filings and foreign tax liability and withholding. We generally recognize tax contingencies when they are determined to be more likely than not to occur. Although we believe we have adequately recorded tax assets and accrued for tax contingencies that meet this criterion, we may not fully recover recorded tax assets or may be required to pay taxes in excess of accrued amounts, each of which could have an adverse effect on our consolidated financial condition or results of operations.

If we are, at any time, classified as a “passive foreign investment company” under U.S. tax laws, U.S. holders of Common Shares may be subject to adverse tax consequences.

A non-U.S. corporation would be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes, in any taxable year in which, after applying relevant “look-through” rules with respect to the income and assets of its subsidiaries, either at least 75% of the composition of its gross income is “passive income” or, on average, at least 50% of the gross value of the composition of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on current operations and financial projections, we believe we will not be a PFIC for U.S. federal income tax purposes for our 2017 fiscal year. Annual determinations, however, must be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. We cannot, therefore, provide any assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. shareholders.

U.S. holders of Common Shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences of the acquisition, ownership, and disposition of their Common Shares if we were determined to be a PFIC in any taxable year as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of Common Shares has tax consequences.

Investors should be aware that the acquisition, holding and/or disposition of Common Shares has tax consequences both in the U.S. and Canada that are not described in this Annual Information Form. Holders of Common Shares should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of Common Shares as may be applicable to their particular circumstances.

Substantial future sales of Common Shares by existing shareholders, or the perception that such sales may occur, could cause the market price of the Common Shares to decline, even if our business is doing well.

If our existing shareholders, including any of our directors or executive officers, sell substantial amounts of Common Shares in the public market, or are perceived by the public market as intending to sell substantial amounts of Common Shares, the trading price of the Common Shares could decline. At December 31, 2017, 118,658,249 Common Shares were outstanding, all of which are freely tradable, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading, of which more than 3,100,000 Common Shares were held or controlled, directly or indirectly, by our directors and executive officers.

In addition, fully vested options to purchase more than 1,000,000 Common Shares were held by our directors and executive officers at December 31, 2017, and additional options to purchase Common Shares continue to vest in accordance with the terms of those options. It must be noted, however, that all such vested options had exercise prices significantly higher than the market price of the Common Shares on December 31, 2017. Any Common Shares issued upon the exercise of such options would be freely tradable upon issue, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading.

If any of these Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Common Shares could decline.

We may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We may need to raise additional funds through public or private debt or equity financings to:

•	fund ongoing operations;

•	fund future acquisitions;
•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products or services; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in the Common Shares and such dilution may be significant. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of its business. Furthermore, additional financing may not be available on favourable terms, or at all. A failure to obtain additional financing could prevent us from making expenditures that may be required to grow or maintain our operations.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Quarterhill by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant Canadian federal government minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third-party.

Quarterhill’s authorized share capital consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. The Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. Our ability to issue preferred shares could make it more difficult for a third-party to acquire a majority of the outstanding Common Shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in an acquisition.

5.Dividends

For each of our three most recently completed fiscal years, the Board has declared the following dividends on the Common Shares:

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
October 29, 2014	December 12, 2014	January 7, 2015	CDN$0.05

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
January 28, 2015	March 23, 2015	April 7, 2015	CDN$0.0525
April 28, 2015	June 12, 2015	July 3, 2015	CDN$0.0525
July 28, 2015	September 18, 2015	October 6, 2015	CDN$0.0525
November 3, 2015	December 15, 2015	January 6, 2016	CDN$0.0125
February 3, 2016	March 22, 2016	April 6, 2016	CDN$0.0125
April 26, 2016	June 13, 2016	July 7, 2016	CDN$0.0125
July 27, 2016	September 16, 2016	October 6, 2016	CDN$0.0125
November 2, 2016	December 15, 2016	January 4, 2017	CDN$0.0125
February 8, 2017	March 22, 2017	April 5, 2017	CDN$0.0125
May 3, 2017	June 15, 2017	July 5, 2017	CDN$0.0125
August 9, 2017	September 15, 2017	October 5, 2017	CDN$0.0125
November 8, 2017	December 15, 2017	January 5, 2018	CDN$0.0125
February 28, 2018	March 23, 2018	April 5, 2018	CDN$0.0125

Each of these dividends has been designated as an “eligible dividend” for the purposes of Canadian federal and provincial income tax laws. Until otherwise noted on Quarterhill’s Internet website, any subsequent dividends paid by the Company will also be “eligible dividends”.

We intend to continue declaring quarterly dividends in line with our overall financial performance and cash flow generation, but there can be no assurance as to the amount or payment of dividends in the future; decisions on dividend payments are made on a quarterly basis by the Board.

6.Capital Structure

Quarterhill is authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no issued or outstanding special preferred shares or preferred shares.

On December 31, 2017, 118,658,249 Common Shares were issued and outstanding. Also at December 31, 2017, there were options outstanding to purchase up to 5,339,559 Common Shares and 226,887 outstanding or accrued for deferred stock units.

The following is a summary of the rights, privileges, restrictions and conditions attaching to our Common Shares, special preferred shares and preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of Quarterhill, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs (any such event, a “Distribution”), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any of Quarterhill’s other shares ranking senior to the Common Shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in our remaining property.

Special Preferred Shares

The holders of our special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of Quarterhill’s shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of our shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of CDN$3.50 per year. In the event of a Distribution, the holders of special preferred shares are entitled to receive CDN$50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of our other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may, at its option, redeem all or any of the special preferred shares at any time for CDN$50.00 per share plus the amount of any declared but unpaid dividends. Each holder of special preferred shares may require Quarterhill to redeem all or any of their shares at any time after April 28, 2000 for CDN$50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

Our preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing: the amount, if any, specified as being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Quarterhill, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of our other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of our other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

7.Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under, prior to June 5, 2017, the symbol “WIN” and, since June 5, 2017, the symbol “QTRH”. The volume of trading and price range of the Common Shares for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2017	4,215,100	CDN$2.33	CDN$2.13
February 2017	5,538,300	CDN$2.55	CDN$2.12
March 2017	4,546,200	CDN$2.56	CDN$2.37
April 2017	6,264,500	CDN$2.91	CDN$2.51
May 2017	10,748,200	CDN$2.80	CDN$1.87
June 2017	5,596,900	CDN$2.01	CDN$1.85
July 2017	2,985,300	CDN$1.87	CDN$1.77
August 2017	4,750,500	CDN$1.78	CDN$1.62
September 2017	3,937,600	CDN$1.67	CDN$1.59
October 2017	8,551,400	CDN$2.44	CDN$1.99
November 2017	10,725,400	CDN$2.65	CDN$2.08
December 2017	6,156,100	CDN$2.37	CDN$2.12

8.Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each member of the Board, their position with Quarterhill and the year in which they joined the Board. The term of office for each of the directors will expire at the time of the next annual shareholders’ meeting.

Name and Province / State of Residence	Position Held with Quarterhill	First Year as a Director

Roxanne Anderson (1)(3) Ontario, Canada	Director, Governance Committee Chair	2015

Dr. Michel Tewfik Fattouche (3) Alberta, Canada	Director	2006

John Kendall Gillberry (2)(4) Ontario, Canada	Director, Nominating Committee Chair	2005

Ronald Laurie (2)(4) California, USA	Director	2015

W. Paul McCarten (2)(4) Ontario, Canada	Lead Director of the Board, Compensation Committee Chair	2010

Ian McKinnon (1)(3) Ontario, Canada	Director	2017

Richard J. Shorkey (1) Ontario, Canada	Director, Audit Committee Chair	2007

James Skippen Ontario, Canada	Executive Chairman of the Board	2006

Notes:

(1)	Audit Committee member
(2)	Compensation Committee member
(3)	Governance Committee member
(4)	Nominating Committee member

At December 31, 2017, as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over approximately 3,100,000 Common Shares, which represented approximately 2.61% of the outstanding Common Shares at that date.

Except as disclosed below, each of the members of the Board has been engaged for more than five years in their present principal occupation or in other capacities with the organization (or predecessor thereof) in which they currently hold their principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by us.

Roxanne Anderson: July 2012 to present – Chief Executive Officer of March Advisory Inc., an advisory company specializing in corporate transformation and turnaround mandates; September 1985 to July 2012 – various roles with PricewaterhouseCoopers LLP.

Dr. Michel Tewfik Fattouche: September 2013 to present – Professor Emeritus, Electrical and Computer Engineering, University of Calgary; July 1986 to September 2013 – Professor Electrical and Computer Engineering, University of Calgary.

John Kendall Gillberry: 1996 to present – Founder and President, Bayfield Capital Group, a corporate finance advisory firm focused on special situations; April 1, 2017 to present – Chief Executive Officer, Coreworx Inc., a Canadian integrated information management software and services company; September 16, 2015 to October 2016 – Chief Executive Officer and Director of GuestLogix Inc., a global provider of ancillary-focused merchandising, payment and business intelligence technology to airlines and the passenger travel industry; February 2012 to December 2014 – Executive Vice-President and Chief Financial Officer of eSentire Inc., a multinational cyber security managed services corporation; May 2011 to February 2012 – Executive Vice-President & Chief Financial Officer of QHR Technologies Inc.; January 2010 to May 2012 – Chief Executive Officer of Utilitran Corporation.

Ronald Laurie: 2004 to present – Co-Founder and Managing Director of Inflexion Point Strategy, LLC, an intellectual property investment bank providing patent brokerage and intellectual property-driven merger and acquisition services to technology companies and institutional investors. 2017 to present - Chairman of InventionShare, an open innovation company that commercializes breakthrough technologies by connecting world-class inventors with global product and service companies.

W. Paul McCarten: Retired as a Partner of Borden Ladner Gervais LLP, Barristers & Solicitors on December 31, 2010 after 30 years with that firm.

Ian McKinnon: 2006 to present – Director of Constellation Software Inc., a Canadian enterprise software solutions company listed on the TSX. 2008 to present – Director and Chair of the Board of Directors of Messagepoint Inc., a privately held Canadian software company. 2013 to 2016 – Director of SMART Technologies Inc., a TSX-listed Canadian technology acquired by Foxconn Singapore (Pte) Ltd. in 2016.

Richard J. Shorkey: Mr. Shorkey has provided part-time and interim chief financial officer services to several technology companies since September 2002.

James Skippen: April 17, 2017 to present – Executive Chairman of Quarterhill. June 2017 to present – Chief Executive Officer of New WiLAN. June 2006 to April 17, 2017 – President, Chief Executive Officer & Chief Legal Officer of Old WiLAN.

Executive Officers

The following table sets forth the name, province (or state) and country of residence and position with Quarterhill of each person who is an executive officer at the date of this Annual Information Form.

Name and Province of Residence	Office(s) with Quarterhill

James Skippen Ontario, Canada	Executive Chairman & New WiLAN Chief Executive Officer

Douglas Parker Ontario, Canada	President & Chief Executive Officer

Shaun McEwan Ontario, Canada	Chief Financial Officer

Prashant Watchmaker Ontario, Canada	Senior Vice-President & General Counsel

Terry Bergan Saskatchewan, Canada	International Road Dynamics Chief Executive Officer

John Vujicic Ontario, Canada	VIZIYA Chief Executive Officer

Except as disclosed below, each of these executive officers have been engaged for more than five years in their present principal occupations or in other capacities with the organization (or predecessor thereof) in which they currently hold their principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by us.

James Skippen: April 17, 2017 to present – Executive Chairman of Quarterhill. April 2017 to present – Chief Executive Officer of New WiLAN. June 2006 to April 2017 – President, Chief Executive Officer & Chief Legal Officer of Old WiLAN.

Douglas Parker: January 2018 to present – President & Chief Executive Officer. May 2015 to December 2017 – Senior Vice President, Corporate Development of Open Text Corporation. April 2014 to September 2014 – Interim General Manager Executive of Open Text Brasil Comerico de Software Ltda (a subsidiary of Open Text Corporation). November 2009 to May 2014 – Vice President, General Counsel & Assistant Secretary of Open Text Corporation.

Shaun McEwan: February 2008 to present (other than between April 2017 and December 2017) – Chief Financial Officer of Quarterhill. April 2017 to December 2017 – Interim Chief Executive Officer of Quarterhill.

Prashant Watchmaker: April 2017 to present – Senior Vice-President & General Counsel. March 2015 to April 2017 – Senior Vice President, General Corporate Counsel & Corporate Secretary of Old WiLAN. October 2007 to March 2015 – Vice-President, Corporate Legal & Corporate Secretary of Old WiLAN.

Terry Bergan: January 1984 to present – International Road Dynamics President and Chief Executive Officer.

John Vujicic: 2006 to present – VIZIYA President and Chief Executive Officer.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, none of our directors or executive officers and, to our knowledge, no shareholder holding a sufficient number of our securities to materially affect Quarterhill’s control is or was, in the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

We understand that MedcomSoft Inc. filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft Inc. from January 2, 2008 to November 1, 2008.

We understand that Empirical Inc., a TSX Venture Exchange listed company, announced in January 2009 that it had entered into a standstill agreement with its creditors.  Empirical Inc.’s assets were sold in February 2009, following which its shares were suspended from trading on the TSX Venture Exchange. Mr. Ian McKinnon was a director of Empirical Inc. from December 2007 until 2008.

We also understand that, in October 2011, Adeptron Technologies Corporation, a TSX Venture Exchange listed company, announced it had entered a business combination with Artaflex Inc. Following this announcement, the TSX Venture Exchange halted trading of Adeptron’s shares pending receipt and review of acceptable documentation from Adeptron in respect of this transaction. Trading of Adeptron’s shares resumed in February 2012. Mr. McKinnon was a director and chair of the board of directors of Adeptron Technologies Corporation from August 2011 to March 2012.

We understand that: (1) the Ontario Superior Court of Justice granted an initial order under the Companies’ Creditors Arrangement Act (Canada) on February 9, 2016 staying all claims and actions against GuestLogix Inc. and its assets and allowing GuestLogix to prepare a plan of compromise or arrangement for its creditors; (2) GuestLogix’s securities were suspended from trading on the TSX on February 9, 2016 while it conducted a review of whether it met the TSX’s listing requirements; and (3) on February 18, 2016, the TSX notified GuestLogix that its securities would be delisted from the TSX effective March 18, 2016 for failure to meet the applicable listing conditions. Mr. John Gillberry was a director of GuestLogix from March 2015 to September 2016 and was its interim chief executive officer from September 2015 to September 2016.

Further, we understand that DataWind Inc. was subject to a cease trade order from September 7, 2016 to November 25, 2016 and a management cease trade order effective July 6, 2016 by the Ontario Securities Commission on July for failure to file its audited financial statements and related materials for its fiscal year ended March 31, 2016 and its interim unaudited financial statements and related materials for the 3-month period ended June 30, 2016, which cease trade orders were revoked on November 25, 2016. Mr. John Gillberry was a director of DataWind from July 2014 to October 2016.

None of our directors or executive officers and, to our knowledge, no shareholder holding a sufficient number of our securities to materially affect Quarterhill’s control, within the 10 years preceding the date of this Annual Information Form, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

9.Audit Committee Information

Audit Committee Charter

The text of the Audit Committee’s Charter is attached at Appendix “A” to this Annual Information Form.

Composition

The current members of the Audit Committee are Roxanne Anderson, Ian McKinnon and Richard Shorkey (Chairman), each of whom is an “independent” director and each of whom is “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Roxanne Anderson holds B.Comm. and MBA degrees from McMaster University in Hamilton, Ontario and is a Chartered Professional Accountant with more than 25 years of industry experience principally with PricewaterhouseCoopers LLP where she held various roles including Managing Partner of the National Federal Government Service Practice and Managing Partner of the Ottawa, Canada office. She is a member of the Chartered Professional Accountants of Ontario and of CPA Canada. Ms. Anderson has been a member of the Board since May 13, 2015, a member of the Audit Committee since June 24, 2015 and Chair of the Governance Committee since May 3, 2017.

Ian McKinnon holds an Honours B.A. in Economics from McMaster University and attended the INSEAD Advanced Management Program. Mr. McKinnon has held senior management roles with a number of TSX-listed companies including Certicom Corp. and has been a member of the boards of directors of numerous public and private corporations such as Constellation Software Inc. and SMART Technologies Inc. including having been a member of the audit committee of each of these companies respective boards of directors. Mr. McKinnon has been a member of the Board since April 20, 2017 and a member of the Audit Committee since May 3, 2017.

Richard Shorkey is a Chartered Professional Accountant and Chartered Accountant in the Province of Ontario with more than 40 years of industry experience holding senior financial and general management roles in a number of public and private companies. He is a member of the

Chartered Professional Accountants of Ontario and of CPA Canada. Mr. Shorkey has been a member of the Board since April 26, 2007 and Chair of the Audit Committee since May 10, 2007.

Based on the information provided by each director presented above, we believe that all members of the Audit Committee are ‘‘financially literate’’ as that term is defined in Multilateral Instrument 52-110.

Pre-approval of Non-Audit Services

The following describes our policy relating to the engagement of our external auditors for the provision of non-audit services.

When requiring the use of accounting, taxation and other consulting services, we will not utilize the services of our current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by our auditors. For greater clarity, the following consulting services do not present a conflict of interest: acquisition due diligence services; advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees (1)

	Fiscal 2017	Fiscal 2016
Audit Fees (2)	$484	$130
Audit-related Fees (3)	71	36
Tax Fees (4)	-	-
All Other Fees (5)	259	7
Total Fees Billed	$814	$173

Notes:

(1)	All amounts (including in these notes) are in thousands of US dollars.

(2)

“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP, our auditors, for professional services rendered by them for the audit of our annual financial statements, reading our MD&A, and related services that are normally provided by them in connection with statutory and regulatory filings or engagements.

(3)

“Audit-related Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(4)

“Tax Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of annual income tax returns.

(5)	“All Other Fees” consist of fees billed by PricewaterhouseCoopers LLP for acquisition due diligence assistance and products and services other than Audit Fees, Audit Related Fees and Tax Fees.

10.Legal Proceedings

In the normal course of our business, we and our operating subsidiaries are subject to various legal claims, as well as potential legal claims. While the results of litigation and claims cannot be predicted with certainty, we do not believe that any litigation to which we or our operating subsidiaries are party involves a claim for damages against us or any of our subsidiaries, exclusive of interest and costs, in excess of 10% of our consolidated assets, nor do we believe that any liability arising from any such litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

11.Interests in Material Transactions

No material transactions with the directors, senior officers, promoters or principal holders of our securities or any of their respective affiliates or associates have occurred in the last three completed fiscal years or the current fiscal year. All of our current executive officers were hired during the period from May 2006 through January 2018 and entered into employment agreements with us in the normal course of business.

12.Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

13.Material Contracts

We did not enter into any material contracts during our 2017 fiscal year other than in the ordinary course of our business and we are not currently party to any material contracts entered into in prior fiscal years that are still in effect other than in the ordinary course of our business.

14.Interests of Experts

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 99 Bank Street, Suite 710, Ottawa, Ontario, K1P 1E4, first appointed on October 25, 2006. PricewaterhouseCoopers LLP has confirmed their independence in accordance with the Institute of Chartered Professional Accountants of Ontario.

15.Additional Information

Additional information with respect to Quarterhill, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in the information circular in respect of our annual and special meeting of shareholders currently scheduled to be held on April 18, 2018 that will be delivered to shareholders in advance of that meeting. Additional financial information is provided in our fiscal 2017 audited financial statements and management’s discussion and analysis for our 2017 fiscal year. Additional information relating to Quarterhill may be found on the SEDAR website at www.sedar.com.

Appendix “A” – Audit Committee Mandate

Quarterhill Inc.

AUDIT COMMITTEE CHARTER

1.	Policy Statement

Quarterhill Inc. (“Quarterhill”) has established and maintains an Audit Committee (the “Committee”) to assist Quarterhill’s directors (individually, each, a “Director” and collectively the “Board”) in carrying out the Board’s oversight responsibility for accounting, internal controls, financial reporting, audits of financial statements and enterprise risk management processes of Quarterhill and its subsidiaries.

The Committee shall be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. Without limiting the generality of the foregoing, Quarterhill shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of: (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Corporation (the “Auditors”); (b) compensation to any advisers employed by the Committee under Section 4(c)(iii) below; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

If determined appropriate by the Committee, it shall have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts. The Committee shall have unrestricted access to the Auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

2.	Composition of Committee

(a)

The Committee shall consist of a minimum of 3 Directors. The Board shall appoint the members of the Committee and may seek the advice and assistance of the Nominating Committee and Governance Committee of the Board in identifying qualified candidates. The Board shall appoint one member of the Committee to be the chair of the Committee (the “Chair”).

(b)

All of the members of the Committee shall be Directors who are independent within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, Rule 10A-3(b)(1) under the United States Securities Exchange Act of 1934 and the rules of any stock exchange or market on which Quarterhill’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). In this Charter, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. No member of the Committee shall have participated in the preparation of the financial statements of

Quarterhill or any current subsidiary of Quarterhill at any time during the past 3 years.

(c)

All members of the Committee must be “financially literate” as such term is used in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators and subject to the provisions of the Applicable Governance Rules.

(d)

At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual’s financial sophistication, including service as a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities or otherwise satisfy standards for financial expertise required for audit committees of companies listed on the Nasdaq Stock Market.

(e)

At least one member of the Committee must be an “audit committee financial expert” as defined by the applicable rules set out by the United States Securities and Exchange Commission or any other applicable regulatory authority.

(f)	Each Director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until their resignation.

3.	Meetings of the Committee

(a)

The Committee shall convene a minimum of four times each year at such times and places as may be determined by the Chair, and whenever a meeting is requested by the Board, a member of the Committee, the Auditors or Quarterhill’s senior management. Scheduled meetings of the Committee shall correspond with the review of the quarterly and year-end financial statements, management discussion and analysis, and related press releases.

(b)	The provisions of Quarterhill’s applicable By-Laws shall govern the calling of and procedures for any meeting of the Committee.

(c)

In the absence of the Chair, the members of the Committee shall choose one of the members present to be chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the secretary of the meeting.

(d)

The Committee shall invite Quarterhill’s Chief Executive and Chief Financial Officers, and may invite such other persons to attend meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by applicable laws.

(e)	Each Director who is not a member of the Committee may attend any meetings of the Committee.

(f)	The Committee may invite the Auditors to be present at any meeting of the Committee and to comment on any financial statements or on any of the financial aspects of Quarterhill.

(g)	The Committee shall meet with the Auditors separately from individuals other than the Committee and may meet separately with management of Quarterhill.

(h)

Minutes shall be kept of all meetings of the Committee and shall be signed by the chair and the secretary of the meeting. The Chair shall circulate the minutes of the meetings of the Committee to all members of the Board.

4.	Duties and Responsibilities of the Committee

(a)

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of the Auditors, and the Auditors must report directly to the Committee. Specifically, the Committee will select, evaluate and nominate the external auditors to be proposed for appointment or reappointment, as the case may be, by the shareholders, and will have responsibility for determining at any time whether the Board should recommend to Quarterhill’s shareholders whether the incumbent Auditors should be removed from office.

(b)	The other primary duties and responsibilities of the Committee are to:

(i)	identify and monitor the management of the principal risks that could impact the financial reporting of Quarterhill;

(ii)	monitor the integrity of Quarterhill’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(iii)	monitor the independence, objectivity and performance of the Auditors, including, without limitation:

1.	ensuring the Committee’s receipt from the Auditors at least annually of a formal written statement delineating all relationships between the Auditors and Quarterhill;

2.	actively engaging in dialogue with the Auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditors; and

3.	taking, or recommending that the Board take, appropriate action to oversee the independence of the Auditors;

(iv)	deal directly with the Auditors to approve external audit plans, other services (if any) and fees;

(v)	directly oversee the external audit process and results (in addition to items described in Section 4(e) below);

(vi)	provide an avenue of communication between the Auditors, management and the

Board; and

(vii)

carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual.

(c)	The Committee shall have the authority to:

(i)	inspect any and all of Quarterhill’s and its subsidiaries’ books and records;

(ii)	discuss with the management of Quarterhill and its subsidiaries, any affected party and the Auditors, such accounts, records and other matters as any member of the Committee considers appropriate;

(iii)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(iv)	set and pay the compensation for any advisors engaged by the Committee.

(d)

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

(e)	The Committee shall:

(i)	review the annual audit plan with the Auditors and with management;

(ii)

review with the Auditors the critical accounting policies and practices used by Quarterhill, all alternative treatments of financial information within generally accepted accounting principles that the Auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the Auditors;

(iii)

discuss with management and the Auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(iv)	review with management and the Auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

(v)

review any problems experienced or concerns expressed by the Auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

(vi)	review with the Auditors any accounting adjustments that were noted or proposed by the Auditors but that were “passed” (as immaterial or otherwise), any communications between the audit team and the Auditors’ national office respecting auditing or accounting issues presented by the engagement, any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the Auditors to Quarterhill, or any other material written communication provided by the Auditors to Quarterhill’s management;

(vii)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(viii)

review and discuss with management and the Auditors any off-balance sheet transactions or structures and their effect on Quarterhill’s financial results and operations, as well as the disclosure regarding such transactions and structures in Quarterhill’s public filings;

(ix)

review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the Auditors and obtain an explanation from management of all material variances between comparative reporting periods;

(x)

consider and review with management, the internal control memorandum, if any, or management letter containing the recommendations of the Auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of Quarterhill and subsequent follow-up to any identified weaknesses;

(xi)

to the extent that it deems appropriate, review with management its evaluation of Quarterhill’s procedures and controls designed to assure that information required to be disclosed in Quarterhill’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the appropriate regulatory authority for the filing of such reports (“Disclosure Controls”), and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such Disclosure Controls;

(xii)	review with management and the Auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(xiii)

before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(xiv)

review with management on a periodic basis the procedures surrounding the disclosure of financial information extracted or derived from Quarterhill’s financial statements and assess the adequacy of these procedures;

(xv)	periodically meet separately with management and the Auditors;

(xvi)	discuss with management and the Auditors any correspondence with regulatory or governmental agencies that raise material issues regarding Quarterhill’s financial statements or accounting policies;

(xvii)

pre-approve all audit and non-audit services to be provided to Quarterhill or its subsidiaries by the Auditors, or the external auditors of subsidiaries of Quarterhill, subject to the overriding principle that the Auditors not be permitted to be retained by Quarterhill to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the foregoing provisions of this Section 4(e)(xvii), such pre-approval of non-audit services may be delegated to a member of the Committee, with any decisions of the member with the delegated authority reporting to the Committee at the next scheduled meeting;

(xviii)

approve the engagement letter for non-audit services to be provided by the Auditors or affiliates thereof together with estimated fees and consider the potential impact of such services on the independence of the Auditors;

(xix)

when there is to be a change of Auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

(f)

The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Committee by any member of the Board, a shareholder of Quarterhill, the Auditors or senior management.

(g)

Review with Quarterhill’s Chief Executive and Chief Financial Officers any report on significant deficiencies in the design or operation of the internal controls that could adversely affect Quarterhill’s ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the Auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in Quarterhill’s internal controls.

(h)	The Committee shall establish and maintain procedures for:

(i)	the receipt, retention and treatment of complaints received by Quarterhill regarding accounting, internal accounting controls, or auditing matters;

(ii)	the confidential, anonymous submission by employees of Quarterhill of concerns regarding questionable accounting or auditing matters; and

(iii)	reviewing arrangements by which Quarterhill employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

(i)	The Committee shall review all related party transactions and discuss the business rationale for these transactions and determine whether appropriate disclosures have been made.

(j)

The Committee shall discuss with management Quarterhill’s process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

(k)	The Committee shall discuss Quarterhill’s major enterprise risk exposures and the steps management has taken to monitor and control such exposures.

(l)

The Committee shall review Quarterhill’s compliance and ethics programs, including consideration of legal and regulatory requirements, and shall review with management its periodic evaluation of the effectiveness of such programs.

(m)

The Committee shall review Quarterhill’s code of conduct and programs that management has established to monitor compliance with such code, and periodically, make recommendations to the Board regarding Quarterhill’s code of conduct that the Committee shall deem appropriate.

(n)	The Committee shall review and approve Quarterhill’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditors.

(o)	The Committee shall receive any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by Quarterhill.

(p)

The Committee shall review with Quarterhill’s legal counsel, on no less than an annual basis, any legal matter that could have a material impact on Quarterhill’s financial statements and any enquiries received from regulators or government agencies.

(q)	The Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Committee.